May 18, 2026

Ren   Russo
Chief Executive Officer
Xilio Therapeutics, Inc.
828 Winter Street, Suite 300
Waltham, MA 02451

        Re: Xilio Therapeutics, Inc.
            Registration Statement on Form S-3
            Filed May 12, 2026
            File No. 333-295785
Dear Ren   Russo :
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Molly Fox